UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32212

Endeavour International Corporation

(Exact name of registrant as specified in its charter)

811 Main Street, Suite 2100

Houston, Texas 77002

(713) 307-8700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock ($0.001 par value)

Warrants to Purchase Common Stock

12% First Priority Notes due 2018

Guarantees of 12% First Priority Notes due 2018

12% Second Priority Notes due 2018

Guarantees of 12% Second Priority Notes due 2018

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock ($0.001 par value): 121

Warrants to Purchase Common Stock: 24

12% First Priority Notes due 2018: 35

12% Second Priority Notes due 2018: 17

Pursuant to the requirements of the Securities Exchange Act of 1934, Endeavour International Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 20, 2015	ENDEAVOUR INTERNATIONAL CORPORATION

	By	/s/ Catherine L. Stubbs
	Name:	Catherine L. Stubbs
	Title:	Senior Vice President and Chief Financial Officer

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